Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007 (the “Merger Agreement”), by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company intends to file a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger.  The Company urges investors to read the documents when they become available because they will contain important information.  Investors will be able to obtain free copies of the registration  statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company, Verizon and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006.  Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

In connection with certain presentations by the Company regarding the Merger, which presentations commenced on March 8, 2007, the material attached as Annex 1 hereto was distributed.  In addition, attached as Annex 2 hereto is an article which will appear in local newspapers in Maine, New Hampshire and Vermont beginning on March 8, 2007. The material attached as Annexes 1 and 2 hereto may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

FairPoint Communications, Inc. 521 East Morehead Street Suite 250 Charlotte, NC 28202 Phone 704 344 8150 www.fairpoint.com ©FairPoint Communications, Inc. 1. Jobs and employees are important to FairPoint: So are the Unions • All existing union and non-union employees will continue with the business after the transaction closes. • FairPoint will honor the union contracts. We will continue the same compensation, benefits and pension plan. • FairPoint intends to work collaboratively with the unions on new collective bargaining agreements when they are due to be negotiated in 2008. • Pension plan comes fully funded from Verizon. 2. FairPoint will need 600 more employees • 600 new jobs will be brought to the three-state region by FairPoint. • Back office functions such as accounting and administration currently performed by Verizon outside of region will be moved into the three states. • The 600 new jobs are expected to be spread over all three states. • New facilities will include an Administration Center, Network Operations Center and IS/IT Center. 3. Northern New England needs Broadband: FairPoint will provide it • Over 12 months following merger, FairPoint will substantially increase broadband. • 92% of FairPoint’s current customers in the region have access to FairPoint broadband. • 62% of Verizon’s current customers in region have access to a Verizon broadband product. • FairPoint will use combination of fiber and DSL technology to expand service. • Technology will accommodate high speeds and video products. 4. FairPoint will work to keep customers happy • Customers will receive a more localized service with more options on bundles and pricing. • Wholesale customers (CATV and CLECs) will continue to receive similar services at similar prices. 2-26-07 Strengthening Communities through Communications FairPoint Communications has a proven record of growth since our first acquisition in 1993. We focus on privately and publicly owned local exchange carriers, as well as properties sold by the regional Bell operating companies. • The price of DSL service will not increase for current Verizon customers as a result of the merger. • FairPoint will honor all customer contracts currently in place.

Annex 2

It’s The New Guy On the Line

FairPoint Communications will offer a new perspective; new service;
expanded broadband

By Gene Johnson, CEO

FairPoint Communications

How will FairPoint Communications meet the challenge of becoming the new local phone company in Maine, New Hampshire and Vermont?

We have begun by meeting with local leaders to discuss the implications for customers, communities and Verizon employees of our purchase of Verizon’s wireline business in the region.  We are also carefully listening so we might understand the needs of customers and what infrastructure investments need to be made to insure the region can compete effectively in the information age. We are planning to make significant investments in infrastructure to bring broadband Internet access to individuals and businesses in rural areas where high-speed Internet is currently unavailable.

We are counting on the skills and experience of every current Verizon employee to help us in this effort, and to ensure a successful transition that benefits every Verizon customer.  We also expect to establish three new service centers, which will create hundreds of new jobs in the region so we can better respond to the needs of our customers.

FairPoint Communications has been operating small urban and rural telephone companies across America since the company was founded in 1991. We know how important reliable state-of-the-art communications are to our customers and we know we strengthen communities through communications. As a founder of the company, I have been personally involved with purchasing and subsequently operating more than 30 telecommunications companies in eighteen states.

FairPoint is focused on wirelines, not the wireless service that some telecommunications companies are aggressively pursuing.  Wireless technology is important, but we believe the lines that run to homes and businesses – from Fort Kent to Fryeburg, Maine; Berlin to Keene, New Hampshire; Burlington to Rutland, Vermont – remain essential to our overall communications infrastructure.  Despite the proliferation of wireless phones and handheld communications devices, most people continue to use a traditional phone line at home, and connect to the Internet through a wired portal and, in fact, nearly all wireless calls transit the wireline network.

Soon, our customers will include the individuals, homeowners, businesses owners and municipalities throughout Maine, New Hampshire and Vermont that rely on our landlines for reliable access to information and connectivity day-in and day-out.  The people of

New England expect excellent personal service, and we are prepared to deliver. We’re anxious to bring the benefits of broadband Internet to the people in New Hampshire, Vermont and Maine who do not yet enjoy it.  FairPoint is an industry leader in providing access to broadband; more than 92% of our existing customers in New England have access to high speed Internet and we intend to increase broadband access throughout the Verizon service area once the merger is complete.

We are well positioned to achieve these goals. To do so, we will draw upon the talents and experience of every existing Verizon employee, and we will be hiring an additional 600 people throughout the region. We know that satisfied customers fuel our business, and, furthermore, that satisfied employees lead to satisfied customers. We will offer the Verizon employees an excellent compensation package comparable to the one with which they are now accustomed.  This means: good jobs, fair pay, comprehensive benefits and a pension plan that comes fully funded from Verizon. We’ll honor all the existing bargaining agreements and work collaboratively when collective bargaining agreements are due to be renewed in 2008.

FairPoint will be financially strong upon completion of this transaction with revenues of approximately $1.5 billion. The transaction will result in a strong balance sheet, a likely credit rating upgrade and significant financial flexibility for ongoing capital investment, introduction of innovative services, and potential future growth.

This transaction will be good for all involved – customers, employees, shareholders and the economic development of the entire region. We at FairPoint look forward to expanding our presence in the region and to a long and successful partnership with the people of Maine, New Hampshire and Vermont. We are excited about being your communications provider and will work hard every day to build your trust and provide you with the latest in communications services. We build communities through communications and we take that responsibility very seriously.

FairPoint Communications’ corporate headquarters is in my home town of Charlotte, North Carolina, where a man’s word is his bond.  We intend to live up to our promises as our company grows in New England and this region becomes the center of our business. You have my word on that!